MATTERS SUBMITTED TO A VOTE OF SHAREHOLDERS
Meeting of Balanced Fund Shareholders. On January 16, 2004, a special meeting of shareholders of the Balanced Fund was held upon the presence of a quorum. The purpose of the meeting was to consider an Agreement and Plan of Reorganization (the "Agreement") providing for the transfer of all of the assets of the Balanced Fund to the Dreyfus Premier Balanced Opportunity Fund (the "Balanced Opportunity Fund") in exchange for Class J shares of the Balanced Opportunity Fund having an aggregate net asset value equal to the Balanced Fund's net assets so transferred and the assumption by the Balanced Opportunity Fund of the Balanced Fund's stated liabilities, followed by the liquidating distribution by the Balanced Fund to its shareholders of the Class J shares of the Balanced Opportunity Fund received in the reorganization. The Agreement was duly approved by the Balanced Fund shareholders, the proposal having received an affirmative vote of a majority of the outstanding shares of the Balanced Fund as of the November 14, 2003 record date. The specific voting results were as follows:

Total Outstanding
Shares on Record Date        For           Against        Abstain

11,961,367.141          6,180,141.342    226,032.916    101,006.384


Meeting of all Fund Shareholders. On January 16, 2004, a special meeting of shareholders of all of the Funds was held upon the presence of a quorum. The purpose of the meeting was for shareholders of each Fund to consider a new Investment Advisory Agreement for such Fund. The meeting was necessitated as a result of the reorganization of Thompson Plumb & Associates, Inc. ("TPA") which involved the creation of, and transfer of some assets of TPA to, a separate firm, Thompson Investment Management, LLC ("TIM") under the control of John W. Thompson, and the surrender by Mr. Thompson of his 50% ownership interest in TPA thereby giving control to Thomas G. Plumb (the other 50% owner).
Such reorganization triggered an automatic termination of the investment advisory agreement with TPA that had been in effect for all of the Funds.

At the meeting, shareholders of the Select, Blue Chip and Balanced Funds were asked to approve a new advisory contract with TPA, and shareholders of the Growth and Bond Funds were asked to approve a new advisory contract with TIM. The Board of Directors of the Company approved the new advisory contracts at a meeting held on October 24, 2003. Approval of a new advisory contract for a Fund required the affirmative "vote of a majority of the outstanding voting securities" of such Fund, within the meaning of Section 2(a)(42) of the Investment Company Act. That means the vote of either (i) 67% or more of the voting securities present at the meeting if the holders of more than 50% of the outstanding voting securities are present or represented by proxy, or (ii) more than 50% of the outstanding voting securities, whichever is less. Only shareholders of record as of November 14, 2003 were entitled to vote. The shareholders or each Fund duly approved the new investment advisory agreement for their Fund. The specific voting results were as follows:

             Total Outstanding
                 Shares on
 Fund           Record Date         For          Against      Abstain

Growth Fund    20,318,215.193  15,912,822.447  106,641.646  161,506.536
Select Fund     2,105,138.807   1,406,876.755   21,587.217    5,270.449
Blue Chip Fund  1,321,930.476     879,410.140    2,744.328        0.000
Balanced Fund  11,961,367.141   8,183,772.627  148,452.987   95,416.135
Bond Fund       3,821,237.506   2,472,958.493    4,649.713    1,520.400